Exhibit 99.54

DeFi Technologies Inc. and Neuronomics AG. Announce Landmark AI Joint Venture Agreement and Other Corporate Updates

●	DeFi Technologies Inc. and Neuronomics AG have entered into a landmark Joint Venture Agreement to develop AI-based digital asset exchange traded products, actively managed certificates, and asset-backed tokens for global distribution.

●	The crypto products promise a level of sophistication and efficiency previously unseen, leveraging Neuronomics’ advanced AI algorithmic trading strategies and DeFi Technologies’ expertise in listing and marketing on OTC markets or regulated stock exchanges.

TORONTO – October 24, 2023 – DeFi Technologies Inc. (the “Company” or “DeFi”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, are delighted to announce a Joint Venture Agreement (“JVA” or “JV”) to collaborate on the development of AI based exchange traded products, actively managed certificates, and asset-backed tokens for global distribution (the “Products”). The products will be powered by advanced AI algorithmic trading strategies, promising a level of sophistication and efficiency previously unseen.

Neuronomics AG is a Swiss-based company specializing in the development of advanced algorithmic trading strategies. Leveraging its deep expertise in financial markets and innovative technology, Neuronomics pioneers new avenues for investment opportunities leveraging AI and other advanced algorithmic technologies.

The JV will see Neuronomics primarily overseeing the Products’ management, strategy, and optimization of the investment thesis utilizing its algorithmic trading strategies. DeFi Technologies will list the Products on OTC markets or regulated stock exchanges, manage sales, pricing, marketing, and liaise with regulatory authorities on maintaining the listings. The range of planned Products includes exchange traded notes, exchange traded products, actively managed certificates, securities, decentralized finance protocols, and tokens.

A Joint Steering Committee (“JSC”) will be formed, overseeing the JV’s implementation and management. The JSC will review and approve third-party services for product development, the issuance of the Products, and any other material matters related to the Products.

“Our partnership with Neuronomics propels us further in our mission to innovate and transform the financial landscape,” said Olivier Roussy Newton, Chief Executive Officer of DeFi Technolgies. “By integrating Neuronomics’ superior algorithmic trading strategies into our product development, we can truly push the boundaries of decentralized finance and traditional capital markets, thereby creating a new wave of cutting-edge financial products.”

Share Exchange Agreements

To further align the interests of DeFi and Neuronomics, DeFi has entered into share exchange agreements with Olivier Roussy Newton, Chief Executive Officer of the DeFi and Johan Wattenstrom, Director of Valour Inc., a subsidiary of DeFi (together, the “Share Exchange Agreements”), pursuant to which DeFi will acquire from each of Mr. Newton and Mr. Wattenstrom 362 shares of Neuronomics with nominal value of CHF 1.- for a total of 724 shares of Neuronomics (the “Purchased Shares”).

Under the terms set out in the Share Exchange Agreements, DeFi shall issue 402,806 common shares of DeFi from treasury (together, the “Payment Shares”) to each of Mr. Newton and Mr. Wattenstrom for the Purchased Shares. The Payment Shares shall be issued at a deemed value of $0.12 per Payment Share, representing the same cost-basis paid by Mr. Newton and Mr. Wattenstrom for the Purchased Shares.

The completion of the transactions under the Share Exchange Agreements to acquire the Purchased Shares (the “Acquisition”) is subject to customary closing conditions. No finder fees are payable in connection with, and no change of control of the Company will result from the Acquisition. The Acquisition is subject to regulatory approval, including the acceptance of Cboe Canada. The Payment Shares issued in connection with the Acquisition will be subject to a statutory hold period of four-months and one day.

The issuance of the Payment Shares to Mr. Wattenstrom and Mr. Newton constitutes a “related party transaction” as this term is defined in Multilateral Instrument 61-101: Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of the Payment Shares nor the debt exceeds 25% of the Company’s market capitalization.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. DeFi Technologies aims to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

DeFi Technologies through its wholly owned subsidiary, Valour Inc., offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on DeFi Technologies and Valour, to subscribe, or to receive company updates and financial information, visit defi.tech or valour.com

About Neuronomics

Neuronomics is an algorithmic asset management company dedicated to shaping the future of investing with its groundbreaking approach powered by artificial intelligence (AI) and computational neuroscience. Leveraging cutting-edge research, Neuronomics’s proprietary algorithms uncover potential market trends and lucrative opportunities that might otherwise remain hidden. With a strong commitment to clients and technology, Neuronomics offers personalised investment products and solutions to assist investors in navigating the complexities of financial markets and achieving their long-term financial goals.

For more information on Neuronomics, to subscribe, or to receive company updates and financial information, visit neuronomics.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the JVA; the Acquisition and the Share Exchange Agreements; the Debt Settlement; the development of Products; the development of ETPs; the completion of the Acquisitions; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CBOE CANADA DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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